

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Claudius Tsang
Chief Executive Officer
A SPAC I Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2
10 Marina Boulevard, Singapore 018983

> **Re: A SPAC I Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 18, 2022**
> **File No. 333-258184**

Dear Mr. Tsang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1

Cover Page

1.   We note that the Units will include Warrants. Please have counsel file revised and executed legal opinions that reflect each of the components of the Units offered, and please file the Warrant Agreement as an exhibit to the registration statement.

Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance